Exhibit 99

TRACINDA STATEMENT REGARDING MGM MIRAGE

Beverly Hills, CA, May 21, 2007 – Tracinda Corporation announced today that it intends to enter into negotiations with MGM MIRAGE (NYSE: MGM) to purchase the Bellagio Hotel and Casino and City Center properties. Tracinda also wishes to pursue strategic alternatives with respect to its investment in MGM MIRAGE which may include financial restructuring transactions involving all or a substantial portion of the remainder of the Company. Tracinda has made no decision with respect to any such restructuring transactions and reserves the right not to engage in or approve any transaction.

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Contacts:

Adam Miller / Winnie Lerner / Tom Johnson

Abernathy MacGregor Group

212-371-5999